As filed with the Securities and Exchange Commission on March 19, 2014

Registration No. 333-192966

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO THE

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NEW INVESTORS BANCORP, INC. and

INVESTORS BANK 401(k) PLAN

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	46-4702118
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 JFK Parkway

Short Hills, New Jersey 07078

(973) 924-5100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kevin Cummings

101 JFK Parkway

Short Hills, New Jersey 07078

(973) 924-5100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John J. Gorman, Esq.

Marc P. Levy, Esq.

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 780

Washington, D.C. 20015

(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:   ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   ☒    333-192966

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	429,788,806 shares	$10.00	$4,297,888,060 (1)	$553,568(2)
Participation Interests	1,288,148 interests(3)			(3)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Previously Paid.
(3)	The securities of New Investors Bancorp, Inc. to be purchased by the Investors Bank 401(k) Plan are included in the amount shown for the common stock. Accordingly, no separate fee is required for the participation interests. In accordance with Rule 457(h) of the Securities Act of 1933, as amended, the registration fee has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of such Plan.

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 relates to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-192966), initially filed by the Registrant on December 20, 2013 and declared effective by the Securities and Exchange Commission on March 13, 2014. The Registrant is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) under the Securities Act for the sole purpose of replacing Exhibit 2 to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than supplementing Item 16 of Part II as set forth below.

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

1.1	Engagement Letter between Investors Bancorp, MHC, Investors Bancorp, Inc., Investors Bank and Keefe, Bruyette & Woods, Inc., a Stifel Company**

1.2	Form of Agency Agreement between Investors Bancorp, MHC, Investors Bancorp, Inc., Investors Bank and New Investors Bancorp, Inc., and Keefe, Bruyette & Woods, Inc., a Stifel Company **

2	Plan of Conversion and Reorganization

3.1	Certificate of Incorporation of New Investors Bancorp, Inc.**

3.2	Bylaws of New Investors Bancorp, Inc.**

4	Form of Common Stock Certificate of New Investors Bancorp, Inc.**

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered**

8.1	Federal Tax Opinion of Luse Gorman Pomerenk & Schick**

8.2	State Tax Opinion**

10.1	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Kevin Cummings**

10.2	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Domenick A. Cama**

10.3	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Richard S. Spengler (1)

10.4	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Paul Kalamaras (2)

10.5	Amended and Restated Employment Agreement between Investors Bancorp, Inc. and Thomas F. Splaine, Jr.**

10.6	Investors Bancorp, Inc. 2006 Equity Incentive Plan (3)

10.7	Roma Financial Corporation 2008 Equity Incentive Plan (4)

10.8	Investors Bank Executive Officer Annual Incentive Plan (5)

10.9	Investors Bank Amended and Restated Supplemental ESOP and Retirement Plan**

10.10	Amended and Restated Investors Bank Executive Supplemental Retirement Wage Replacement Plan**

10.11	Investors Bank Amended and Restated Director Retirement Plan**

10.12	Investors Bancorp, Inc. Deferred Directors Fee Plan**

10.13	Investors Bank Deferred Directors Fee Plan**

10.14	Split Dollar Life Insurance Agreement between Roma Bank and Robert C. Albanese, as amended by Investors Bank**

10.15	Split Dollar Life Insurance Agreement between Roma Bank and Dennis M. Bone, as amended by Investors Bank**

10.16	Split Dollar Life Insurance Agreement between Roma Bank and Michele N. Siekerka, as amended by Investors Bank**

21	Subsidiaries of Registrant**

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8)

23.2	Consent of KPMG LLP**

23.3	Consent of RP Financial**

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between Investors Bancorp, Inc. and RP Financial, L.C.**

99.2	Letter of RP Financial, L.C. with respect to Subscription Rights**

99.3	Appraisal Report of RP Financial, L.C.**

99.3.1	Appraisal Update Report of RP Financial, L.C.**

99.3.2	Appraisal Update Report of RP Financial, L.C.**

II-1

99.4	Marketing Materials**

99.5	Stock Order and Certification Form**

99.6	Letter of RP Financial, LC. with respect to Liquidation Accounts**

101	The following financial statements of Investors Bancorp, Inc. at December 31, 2013 and 2012and for the years ended December 31, 2013, 2012 and 2011 formatted in XBRL: (i) Consolidated Statements of Financial Condition, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Changes in Stockholders’ Equity, (iv) Consolidated Statements of Cash Flows and (v) Notes to Consolidated Financial Statements.**

*	To be filed by amendment.
**	Previously filed.
(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Investors Bancorp, Inc. (Commission File No. 000-51557) filed with the Securities and Exchange Commission on April 1, 2010.
(2)	Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Investors Bancorp, Inc. (Commission File No. 000-51557) filed with the Securities and Exchange Commission on April 1, 2010.
(3)	Incorporated by reference to Appendix B to the Definitive Proxy Statement for Investors Bancorp, Inc.’s 2006 Annual Meeting of Stockholders (Commission File No. 000-51557) filed with the Securities and Exchange Commission on September 15, 2006.
(4)	Incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 of Investors Bancorp, Inc. (Commission File No. 333-192717) filed with the Securities and Exchange Commission on December 9, 2013.
(5)	Incorporated by reference to Annex D to the Definitive Proxy Statement for Investors Bancorp, Inc.’s 2013 Annual Meeting of Stockholders (Commission File No. 000-51557) filed with the Securities and Exchange Commission on April 29, 2013.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Short Hills, State of New Jersey on March 19, 2014.

NEW INVESTORS BANCORP, INC.

By:	/s/ Kevin Cummings
Kevin Cummings
Chief Executive Officer and President
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of New Investors Bancorp, Inc. (the “Company”) hereby severally constitute and appoint Kevin Cummings as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Kevin Cummings may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Kevin Cummings shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Kevin Cummings	Director, Chief Executive	March 19, 2014
Kevin Cummings	Officer and President (Principal Executive Officer)

/s/ Domenick A. Cama	Director, Chief Operating	March 19, 2014
Domenick A. Cama	Officer and Senior Executive Vice President

/s/ Thomas F. Splaine, Jr.	Chief Financial Officer and	March 19, 2014
Thomas F. Splaine, Jr.	Senior Vice President (Principal Financial and Accounting Officer)

/s/ Robert C. Albanese	Director	March 19, 2014
Robert C. Albanese

/s/ Dennis M. Bone	Director	March 19, 2014
Dennis M. Bone

/s/ Doreen R. Byrnes	Director	March 19, 2014
Doreen R. Byrnes

/s/ Robert M. Cashill	Director, Chairman	March 19, 2014
Robert M. Cashill

/s/ William V. Cosgrove	Director	March 19, 2014
William V. Cosgrove

/s/ Brian D. Dittenhafer	Director	March 19, 2014
Brian D. Dittenhafer

/s/ Brendan J. Dugan	Director	March 19, 2014
Brendan J. Dugan

/s/ James Garibaldi	Director	March 19, 2014
James Garibaldi

/s/ Michele N. Siekerka	Director	March 19, 2014
Michele N. Siekerka

/s/ James H. Ward, III	Director	March 19, 2014
James H. Ward, III